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                                    NEWS RELEASE


Neil McGlone                            Jack Finney
Michael A. Burns & Associates           Retalix USA
+1-214-521-8596                         +1-215-953-5889
nmcglone@mbapr.com                      Jack.finney@retalix.com


              Retalix Transportation Solution Deployed at Food Lion
      Yard Management System Goes Live at Headquarters Distribution Center

     Dallas, TX, April 1, 2008 - Retalix(R) (NASDAQ: RTLX), a global provider of software solutions for retailers and distributors, announced today that Food Lion LLC, a North-American subsidiary of Brussels-based Delhaize Group (NYSE:
DEG), has deployed the Retalix Yard Management solution at its 1.8 million sq. ft. headquarters distribution center in Salisbury, N.C.

     The Salisbury facility serves more than 300 stores within the company's geographic footprint. Food Lion will continue to roll out the Retalix solution at its seven other distribution centers. This expansive network serves approximately 1,300 stores in 11 Southeastern and Mid-Atlantic states.

     The Retalix Yard Management system is designed to automate the yard and dock management process through advanced predictive logic and leading-edge optimization algorithms. Using powerful software engines and rich visibility tools, Retalix Yard Management eliminates operational silos and synchronizes yard and dock activity with distribution center demand in real time.

     As part of this and subsequent implementations, Food Lion will use radio frequency identification (RFID) technology in tandem with the Retalix solution. RFID readers are being installed at the entry and exit points of the company's distribution centers, and each of the nearly 2,000 trailers in the Food Lion fleet will be affixed with a rugged RFID tag, automating the processing of arrival and departure information.

     "The Retalix Yard Management system provides Food Lion with a solution to optimize our yard and dock labor resources," said Dennis McCoy, vice president of distribution for Food Lion. "By integrating the Retalix Transportation solution into our supply chain, we are able to directly reduce labor costs, improve resource utilization and ultimately eliminate inefficiencies that negatively impact the profitability of our operations."

     "The Retalix Transportation suite is a key enabler to the supply chain process," said Ray Carlin, executive vice president of Retalix USA. "Retalix Yard Management in particular reduces labor costs in the yard and dock areas and at the same time, improves productivity, fleet utilization and overall service levels."

     The Retalix Yard Management system was designed using the Microsoft(R) .NET platform. The application is part of the recently announced Retalix Transportation Solutions Suite, which was created in 2007 following the acquisition of software solutions developed by BGI. These solutions are designed to fulfill the critical transportation requirements of inbound traffic, yard management and dock scheduling for grocers and distributors. Additional offerings include Retalix Traffic Management, which provides comprehensive inbound freight management for planning, procurement, execution, settlement, visibility and supplier control; and Retalix Dock Management, which uses appointment-scheduling functions to optimize resources, predict labor demands, facilitate carrier scheduling via the Web and streamline the flow of goods through the distribution center.

       About Food Lion

     Food Lion LLC is a subsidiary of Brussels-based Delhaize Group (NYSE: DEG). Food Lion LLC operates approximately 1,300 supermarkets, either directly or through affiliated entities, under the names of Food Lion, Bloom, Bottom Dollar, Harveys and Reid's. These stores meet local customer needs and preferences for the freshest and best quality products.

     About Retalix

     Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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